UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Pursuant to Regulation 29 of Listing Regulations, Notice is hereby given that the Board of Directors of the Company (the “Board”) on Thursday, February 27, 2020, will consider and approve First Interim Dividend on equity shares, if any, for the Financial Year 2019-20.

Please note that the record date for the purpose of determining the entitlement of the equity shareholders for the said dividend, if declared, is being fixed as Saturday, March 07, 2020.

Further, pursuant to the provisions of the Securities & Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 and Insider Trading Prohibition Code of the Company, the Trading Window shall remain closed for dealing in securities of the Company for all Designated Persons as defined in the Code from Tuesday, February 25, 2020 till Saturday, February 29, 2020 (both days inclusive).

This is for your information and records.

Request you to kindly take the same on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2020

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer